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                             April 16, 2021

       Christopher Hatto
       Vice President and Chief Accounting Officer
       General Motors Company
       300 Renaissance Center
       Detroit, Michigan 48265-3000

                                                        Re: General Motors
Company
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Form 8-K dated
February 10, 2021
                                                            File No. 001-34960

       Dear Mr. Hatto:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Note 2. Significant Accounting Policies
       Automotive Financing - GM Financial, page 56

   1. Please tell us your consideration of the qualitative disclosures required by ASC 842-30-
                                                        50-3a and 3b.

       Form 8-K dated February 10, 2021

       Exhibit 99.1, page 1

   2. In the third bullet, you highlight your Full-year EBIT-adjusted margin without providing comparable GAAP
guidance. When presenting non-GAAP measures in your earnings release, please present
the most directly comparable GAAP measure with equal or greater prominence. Refer to
Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the
 Christopher Hatto
General Motors Company
April 16, 2021
Page 2
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Exhibit
         99.2 should be similarly revised.
3. Please revise your reconciliation of EBIT-adjusted on page 3 to begin with the GAAP measure, rather than the non-GAAP measure. Refer to Question 102.10 of the Non-GAAP
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Heather Clark at 202-551-3624 or Martin James, Senior Advisor, at
202-551-3671 with any questions.



FirstName LastNameChristopher Hatto                       Sincerely,
Comapany NameGeneral Motors Company
                                                          Division of
Corporation Finance
April 16, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName